EXHIBIT 99.1


Ciba Specialty Chemicals    Ciba Spezialitatenchemie   Ciba Specialites
Inc. Switzerland            AG Schweiz                 Chimiques SA Suisse


                                                         [CIBA GRAPHIC OMITTED]

Page 1 of 11
October 27, 2004
Basel, Switzerland
News Release: Nine month 2004 results
-------------------------------------
CIBA SPECIALTY CHEMICALS DELIVERS IMPROVING
NINE-MONTH RESULTS


O HEALTHY YEAR-TO-DATE SALES AND PROFIT PERFORMANCE, WITH VISIBLY IMPROVED PRICING TREND O
O    EBITDA, NET INCOME AND EPS ABOVE LAST YEAR
O    IMPROVED PROFITABILITY IN UNDERLYING BUSINESS LEADS TO HIGH Q3 EBITDA
     MARGIN
O "SHAPE" PROGRAM FOR FULL INTEGRATION OF RAISIO CHEMICALS INTO WATER & Paper Treatment and to adapt the structures of Textile Effects to changing market conditions
O    Reduction of 950 positions; YEARLY SAVINGS OF CHF 90 MILLION AFTER TAX





FINANCIAL HIGHLIGHTS (in millions of Swiss francs, except per share data)

3RD QUARTER TO 3RD QUARTER COMPARISONS (unaudited)
 ----------------------------------------------------------------------------------------------------------------
                                                                                          Change in %
                                                                               ----------------------------------

                                                                                    Including          Excluding
Three months ended September 30,                            2004      2003         Acquisitions       Acquisitions
 ----------------------------------------------------------------------------------------------------------------
                                                                                 CHF       Local
                                                                                        currencies(a)
 ----------------------------------------------------------------------------------------------------------------
 Net sales                                                 1 856     1 644       +13          +17           +3*
 Net income                                                  132       108       +22
 Net income per share, basic                                2.01      1.58       +27
 ----------------------------------------------------------------------------------------------------------------
 EBITDA (b)                                                  284       250       +14          +24         +17*
 EBITDA margin (c)                                         15.3%     15.2%                               16.4%*
 ----------------------------------------------------------------------------------------------------------------


NINE-MONTH TO NINE-MONTH COMPARISONS (unaudited)
 ----------------------------------------------------------------------------------------------------------------
                                                                                          Change in %
                                                                               ----------------------------------
                                                                                    Including          Excluding
Nine months ended September 30,                            2004      2003         Acquisitions       Acquisitions
 ----------------------------------------------------------------------------------------------------------------
                                                                                 CHF       Local
                                                                                        currencies(a)
 ----------------------------------------------------------------------------------------------------------------
 Net sales                                                 5 261     5 023        +5           +6           +2*
 Net income                                                  332       301       +11
 Net income per share, basic                                5.04      4.39       +15
 ----------------------------------------------------------------------------------------------------------------
 EBITDA (b)                                                  797       757        +5           +9          +7*
 EBITDA margin (c)                                         15.2%     15.1%                               15.5%*
 ----------------------------------------------------------------------------------------------------------------
* In comparing the performance of the Company's underlying businesses, excluding acquisitions, net sales and EBITDA are represented as a percentage change in local currencies. The EBITDA margin, which is based on the Swiss franc EBITDA total, is a stand-alone figure, not a percentage change.

See consolidated financial highlights and notes to news release at the end of this news release. Please note that all footnote references in this news release are to the corresponding footnotes in the Notes to news release section.


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Ciba Specialty Chemicals today announced improved sales and profitability for both the first nine months and the third quarter of 2004, compared to the previous year. Sales were supported by a moderate improvement in the economic environment as well as by the recent acquisition of the former Raisio Chemicals. The underlying profitability of Ciba's businesses, excluding acquisition effects, improved markedly in the third quarter due to a substantially improved sales price development, stronger volumes, higher manufacturing plant capacity utilization and continuous firm cost management. A special focus on pursuing quality sales, coupled with price increases, resulted in a visible reduction in price erosion in the third quarter.

HEALTHY YEAR-TO-DATE SALES AND PROFIT PERFORMANCE

Sales for the third quarter rose by 13 percent in Swiss francs, or 17 percent in local currencies. Operating income increased 17 percent in Swiss francs (+32 percent in local currencies), reaching 9.9 percent of sales. EBITDA was 14 percent higher in Swiss francs (+24 percent in local currencies), at 15.3 percent of sales. Net income was 22 percent higher, at CHF 132 million (7.1 percent of sales), reflecting improvement in the ongoing business as well as special items. Earnings per share were 27 percent higher, at CHF 2.01.

Excluding acquisition effects, third quarter sales were 3 percent higher in local currencies. Operating income was 12 percent higher in Swiss francs, at CHF 177 million (10.8 percent of sales). EBITDA was 7 percent higher in Swiss francs, totaling CHF 267 million (16.4 percent of sales).

For the nine-month period, sales rose by 6 percent in local currencies (+5 percent in Swiss francs). Of the 6 percent increase, 4 percent was due to acquisitions and 2 percent reflected the development of the underlying business. Operating income rose by 6 percent in Swiss francs (+12 percent in local currencies), to reach 9.8 percent of sales. EBITDA was 5 percent higher (+9 percent in local currencies), at 15.2 percent of sales. Excluding acquisitions, the operating income margin was 10.1 percent of sales; the EBITDA margin reached 15.5 percent. Net income totaled CHF 333 million (6.3 percent of sales), an increase of 11 percent, due to both improvements in the ongoing business and special items. Earnings per share were 15 percent higher, at CHF 5.04.

"SHAPE" PROGRAM FOR FULL INTEGRATION OF RAISIO CHEMICALS INTO WATER & PAPER TREATMENT AND TO ADAPT THE STRUCTURES OF


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Page 3 of 11


TEXTILE EFFECTS TO CHANGING MARKET CONDITIONS

Ciba Specialty Chemicals also announced that the integration of the former Raisio Chemicals business into the Water & Paper Treatment Segment is well on track. As previously disclosed, this restructuring will result in additional charges to the Company's income statement. The integration project triggered additional direct and indirect projects, involving the manufacturing plant network and related personnel and asset base issues. The projects will now be managed under the "Shape" program, to provide tight control and rapid execution.

The "Shape" program is primarily designed to adapt and optimize the production and support organization of Water & Paper Treatment, following the acquisition of Raisio Chemicals, and to accelerate the shift of focus in Textile Effects to growth regions in Asia by reducing its European presence.

The "Shape" program will include the reduction of approximately 950 positions over the next two years, along with charges to the profit-and-loss statement of CHF 125 million, after taxes. About CHF 50 million of these charges are expected each in 2004 and 2005, with the remaining CHF 25 million to be recognized in 2006. The overall impact on net income through the duration of the program "Shape" will remain at approximately the same level as earlier envisioned. The Company was able to release, in the third quarter of 2004, CHF 28 million in after-tax provisions, dissolved following the successful settlement of certain claims pertaining to the Performance Polymers divestment in 2000. The "Shape" program will result in annualized cost savings of CHF 90 million, after taxes, following its full implementation, beginning in 2007, with a rapid build up to that full number occurring between 2005 and 2007.

PROFITABLE GROWTH INITIATIVES HAVING A VISIBLE IMPACT

Chairman of the Board and Chief Executive Officer Armin Meyer commented: "I am pleased with the pace at which we have moved forward with the integration of Raisio Chemicals. This gave our third quarter sales a double-digit boost compared to last year. As expected, Raisio Chemicals' margins were temporarily impacted by raw material price increases. However, I have full confidence that price increases can now be implemented, because the Water & Paper Treatment leadership team has shown how to successfully manage such situations."

"Even without acquisition effects, sales in Ciba Specialty Chemicals' underlying businesses were higher in both the nine-month and third quarter periods in local currencies. Profitability over the first nine months has improved nicely, boosted by a strong EBITDA margin in the third quarter of
16.4 percent of sales. One important factor in our improved performance was our conscious decision to pursue quality sales, and to walk away from business that had unsatisfactory margins. We also kept manufacturing costs under control, even as we produced more."


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"Our immediate focus will now be on shaping our Water & Paper Treatment
Segment, capitalizing on the synergies in our enhanced paper business and addressing the productivity in Textile Effects, including the shift of its asset base from Europe to the rapidly growing Asia-Pacific markets."

"Both the operational performance and the strategic positioning of Ciba Specialty Chemicals are sound. Sales growth is on track with the majority of the segments growing at or above 4 percent in local currencies. Margins and cash generation potential are also sound, although, short term, the growth of the business in a recovering economy requires more cash to finance current asset growth than was previously expected. Still," said Armin Meyer, "based on the strengths of our Company, I am confident that we can continue to propose the high payout of CHF 3 per share to shareholders, provided that we are not faced with a major deterioration in the general business climate."

OUTLOOK

Ciba Specialty Chemicals sees a continuing upturn in several parts of the global economy, although overall visibility still remains rather limited. However, developments in the United States as well as in the China region and Japan are encouraging.

In this environment, Ciba Specialty Chemicals expects that, excluding acquisitions, sales in local currencies will exceed prior year levels for the full year 2004. EBITDA, in percent of sales, and net income in Swiss francs, excluding restructuring charges, are expected to exceed 2003 levels. On the other hand, the Company notes that this growth requires additional investments in working capital, making it more challenging to achieve free cash flow(e) within the previously indicated target range.

Given the current strength of the operational performance of the Company, and provided that no unexpected substantial weakening of general economic conditions takes place, the Board of Directors expects to again propose a payout to shareholders at the high CHF 3 per share level of previous years.

                                      ***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers' products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2003, the Company generated sales of 6.6 billion Swiss francs and invested 281 million in R&D.


VIRTUAL NEWS KIT: WWW.CIBASC.COM/MEDIA

o    News release in full
o    Media presentation (available from 12:30 p.m. CET onwards)

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o    Photos Ciba Specialty Chemicals


FINANCIAL CALENDAR
o    February 1, 2005: Full Year 2004 financial results
o    March 3, 2005: Annual General Meeting
o    April 21, 2005: First Quarter 2005 financial results
o    August 18, 2005: Half Year 2005 financial results
o    October 25, 2005: Nine Month 2005 financial results


For further information please contact:
---------------------------------------

MEDIA:                  Tel. +41 61 636 4444               Fax +41 61 636 3019

Investor Relations:     Tel. +41 61 636 5081               Fax +41 61 636 5111

GROUP REVIEW

Q3 SALES FOR UNDERLYING BUSINESSES INCREASE 3% IN LOCAL CURRENCIES; EBITDA MARGIN AT 16.4 PERCENT

Third quarter sales were 17 percent higher in local currencies (+13 percent in Swiss francs) than year ago levels, reaching CHF 1.856 billion. Excluding the effect of acquisitions - which consist mainly of Raisio Chemicals, but also of Pira and LPM - sales were 3 percent higher in local currencies.

In Swiss francs, sales in the third quarter were 9 percent higher in Asia-Pacific, supported in part by the effect of acquisitions. In Europe, where the Raisio Chemicals acquisition had the greatest impact, sales were 24 percent higher. In the Americas, where acquisitions had the least impact on sales, sales were 2 percent higher, with very strong gains in South America. Sales in the United States, in local currencies, were 7 percent higher.

Volumes continued to increase, particularly in Plastic Additives. On a sequential basis, sales prices, compared to the second quarter of 2004, rose in three out of five segments. For the Company as a whole, price erosion slowed between the second and third quarters, with a decline of only -0.3% on average, with three out of five segments achieving price increases. The Company plans to launch additional price increases in coming months, to offset potential increases in raw material prices.

Operating income was 17 percent higher, at CHF 183 million (9.9 percent of sales). EBITDA was 14 percent higher, at CHF 284 million (15.3 percent of sales). Excluding acquisitions, the operating income margin was 10.8 percent of sales and the EBITDA margin 16.4 percent.

Third quarter net income, supported by special items, totaled CHF 132 million (7.1 percent of sales), a 22 percent increase over last year, resulting in earnings per share of CHF 2.01.

NINE-MONTH SALES +5 PERCENT; NET INCOME +11 PERCENT

For the first nine months, sales rose 6 percent in local currencies (+5 percent in Swiss francs), to reach CHF 5.261 billion. Excluding acquisition effects, sales were 2 percent higher in local currencies.

Volume rose by 4 percent, with every segment except Textile Effects seeing an increase. Prices were, on average, 3 percent lower compared to 12 months ago, with a clear improvement in trend.

Gross profit, driven by better capacity utilization and tight control of production costs, was CHF 1.680 billion, 4 percent higher in Swiss francs. Operating income totaled CHF 513 million (9.8 percent of sales), 6 percent higher in Swiss francs. EBITDA reached CHF 797 million (15.2 percent of sales), 5 percent higher in Swiss francs. Excluding acquisition effects, operating income and EBITDA margins were 10.1 percent of sales and 15.5 percent, respectively.

Net financial expenses were in line with expectations, CHF 12 million higher than the comparable period in 2003. Net interest expenses (+CHF 11 million) accounted for virtually all of the increase.

Net income totaled CHF 333 million (6.3 percent of sales), an increase of 11 percent in Swiss francs. This led to earnings per share of CHF 5.04. In both 2003 and 2004, net income was affected by special items consisting of gains from dissolving tax provisions, effects of accounting changes and


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Page 7 of 11


the effects of the settlement of several claims related to the Performance Polymers divestment in 2000. The total corresponding benefits were, for 2003, CHF 23 million and, for 2004, CHF 43 million. Excluding these effects, net income rose by 4 percent in the first nine months of 2004, compared to 2003.

RAISIO CHEMICALS INTEGRATION ON TARGET

The newly acquired Raisio Chemicals business has developed well, with sales since the acquisition totaling CHF 219 million, 5 percent higher in Swiss francs than the comparable period last year.

The EBITDA margin over this period, at 7.3 percent of sales, was low, as expected. Profitability was primarily impacted by a substantial increase in the raw material price for styrene, a key component of the latex product line, as well as considerable shortages for butyl acrylate that impacted the entire marketplace. Management is pursuing price increases and the renegotiation of sales contracts, as well as undertaking special efforts to assure its supply of raw material products that are currently in short supply throughout the industry. With these steps, it is expected that the business will quickly return to a higher profit level.

The integration of Raisio Chemicals into the Water & Paper Treatment Segment is well advanced, with combined management structures already implemented. The strategy to build a leading global paper chemicals supplier is on track. Synergy benefits exceed expectations. Management is now focusing on leveraging the considerable product and geographical synergies resulting from the acquisition in a speedy fashion. For 2006, the segment EBITDA margin target is 14 to 15 percent of sales.

The Company expects to finalize the determination of the fair values of assets acquired and liabilities assumed with the acquisition of Raisio Chemicals, including the amount of goodwill to be recorded, by year-end. The Company will disclose this information as part of its full year reporting in February, 2005.

"SHAPE" PROGRAM FOR FULL INTEGRATION OF RAISIO CHEMICALS INTO WATER & PAPER TREATMENT AND TO ADAPT THE STRUCTURES OF TEXTILE EFFECTS TO CHANGING MARKET CONDITIONS

The Company previously announced that the integration of the former Raisio Chemicals would result in additional charges to the Company's income statement of approximately CHF 100 million after taxes. The integration project triggered additional direct and indirect projects, involving the manufacturing plant network and related personnel and asset base issues. All of these measures will now be bundled under a new program, "Shape", allowing for tight project control, close supervision and rapid execution.

Total charges to the income statement for "Shape" are expected to total CHF 125 million, after taxes. About CHF 50 million of these charges are expected each in 2004 and 2005, with the remaining CHF 25 million to be recognized in 2006. The overall impact on net income through the duration of the program "Shape" will remain at approximately the same level as earlier envisioned. The Company was able to release, in the third quarter of 2004, CHF 28 million in after-tax provisions, dissolved following the successful settlement of certain claims pertaining to the Performance Polymers divestment in 2000.

About 50 percent of the charges to the income statement are geared towards the optimization of the newly enlarged production and support


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network of Water & Paper Treatment, where the manufacturing plants, marketing and sales and support organizations of Raisio Chemicals and Ciba Specialty Chemicals are now being integrated.

About 40 percent of the charges are designed to speed up the further shift of emphasis for the Textile Effects Segment to Asia, allowing for a more agile strategy implementation in the Asian growth markets and the reduction of its European base.

About 10 percent of the "Shape" program addresses Ciba Specialty Chemicals' support organizations.

Savings from "Shape" are expected to build rapidly during the years 2005 through 2007. By 2007, an annualized saving of CHF 90 million after taxes is expected. A substantial part of the savings will come from the reduction of positions over the next two years, which are expected to total 950 under the program.

SEGMENT OVERVIEW

The Plastic Additives segment performed strongly, with local currency sales for the first nine months of the year increasing by 6 percent in local currencies (+4 percent in Swiss francs), despite an intentional reduction in low-margin businesses. Higher capacity utilization, improved pricing and tight cost control helped the EBITDA margin reach 18.6 percent of sales, compared to
17.2 percent last year.

Nine-month sales for Coating Effects grew by 4 percent in local currencies (+3 percent in Swiss francs), on particular strength in Asia-Pacific and South America. Continued improvement was seen in the imaging and inks business in the third quarter. Profitability remained strong, with the nine-month EBITDA margin at 22.9 percent of sales, reflecting lower raw material costs and continued strong cost management.

Water & Paper Treatment sales and profitability increased, excluding acquisitions, with both nine-month and third quarter sales 1 percent higher in Swiss francs. The year-to-date EBITDA margin reached 13.1 percent of sales, supported by a particularly strong 14.7 percent third quarter performance. Including acquisitions, sales in Swiss francs rose by 23 percent in the first nine months. As expected, however, the acquisition of Raisio Chemicals negatively impacted the EBITDA margin for the overall segment, which was 12.1 percent of sales for the first nine months of the year.

With the continuing shift in business towards Asia-Pacific and away from Europe and the Americas, sales for the Textile Effects Segment continued to decline in western nations, while sales rose by 1 percent in local currencies in Asia-Pacific, with Region China increasing at double-digit rates. Lower raw material and production costs kept the nine-month EBITDA margin essentially even with last year, at 9.9 percent of sales, compared to 10.0 percent a year ago.

As announced in August, the two businesses, specialty effects products and whiteners and hygiene products, formerly of the Home & Personal Care Segment, have been integrated into Plastic Additives and Water & Paper Treatment, respectively, and will be reported in that new structure with the full year results. The businesses will benefit from the lower cost structure in the future.


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

CIBA SPECIALTY CHEMICALS
Nine Month Report 2004
----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL HIGHLIGHTS (unaudited)
(in millions of Swiss francs, except per share data)
----------------------------------------------------------------------------------------------------------------------
                                                                                              Change in %
                                                                                             -------------
                                                                                                       Local
STATEMENTS OF INCOME                                                         2004       2003   CHF    curr.(a)
----------------------------------------------------------------------------------------------------------------------
Nine months ended September 30,
----------------------------------------------------------------------------------------------------------------------
Net sales                                                                    5 261     5 023     5      6
----------------------------------------------------------------------------------------------------------------------
Gross profit                                                                 1 680     1 614     4
----------------------------------------------------------------------------------------------------------------------
Operating income                                                               513       484     6      12
----------------------------------------------------------------------------------------------------------------------
Financial income and expense, net                                            (109)      (97)    13
----------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes and minority interest    404       387     4
----------------------------------------------------------------------------------------------------------------------
Provision for income taxes (g)                                                (95)      (66)    44
----------------------------------------------------------------------------------------------------------------------
Income from continuing operations before minority interest                     309       321    -4
----------------------------------------------------------------------------------------------------------------------
Minority interest                                                              (4)       (4)
----------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                              305       317    -4
----------------------------------------------------------------------------------------------------------------------
Income from discontinued operations, net of tax (h)                             28         0
----------------------------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting principles, net of tax (i)             0      (16)
----------------------------------------------------------------------------------------------------------------------
Net income                                                                     333       301    11
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Earnings per share, basic
----------------------------------------------------------------------------------------------------------------------
  Continuing operations                                                       4.61      4.62     0
----------------------------------------------------------------------------------------------------------------------
  Discontinued operations                                                     0.43      0.00
----------------------------------------------------------------------------------------------------------------------
  Cumulative effect of change in accounting principles                        0.00    (0.23)
----------------------------------------------------------------------------------------------------------------------
  Net income per share, basic                                                 5.04      4.39    15
----------------------------------------------------------------------------------------------------------------------
Earnings per share, diluted
----------------------------------------------------------------------------------------------------------------------
  Continuing operations                                                       4.61      4.61     0
----------------------------------------------------------------------------------------------------------------------
  Discontinued operations                                                     0.43      0.00
----------------------------------------------------------------------------------------------------------------------
  Cumulative effect of change in accounting principles                        0.00    (0.23)
----------------------------------------------------------------------------------------------------------------------
  Net income per share, diluted                                               5.04      4.38    15
----------------------------------------------------------------------------------------------------------------------
Operating income                                                               513       484     6      12
----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                  284       273     4
----------------------------------------------------------------------------------------------------------------------
EBITDA (b)                                                                     797       757     5       9
----------------------------------------------------------------------------------------------------------------------




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

CONDENSED BUSINESS SEGMENT DATA (unaudited)
(in millions of Swiss francs, except percentages)
-----------------------------------------------------------------------------------------------------------------------------------
                                                               WATER &                 HOME &
                                       PLASTIC     COATING     PAPER        TEXTLE    PERSONAL
                                       ADDITIVES   EFFECTS    TREATMENT     EFFECTS    CARE (j)    CORPORATE     CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------------------
Nine months ended September 30, 2004
Net sales                                1 348     1 403       1 252        1 002        256                         5 261
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA (b)                                 251       321         151         100           39          (65)            797
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization             (67)      (78)        (71)         (42)        (18)           (8)          (284)
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                           184       243          80          58           21          (73)            513
-----------------------------------------------------------------------------------------------------------------------------------
Financial income and expense, net                                                                     (109)          (109)
-----------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                                             (95)           (95)
-----------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                                                       (4)            (4)
-----------------------------------------------------------------------------------------------------------------------------------
Income from discontinued                                                                                 28             28
operations, net of tax (h)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                             333
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA margin (c)                         18.6 %    22.9 %      12.1 %        9.9 %      15.2 %                       15.2 %
-----------------------------------------------------------------------------------------------------------------------------------
Operating income margin (d)               13.6 %    17.3 %       6.4 %        5.8 %       8.1 %                        9.8 %
-----------------------------------------------------------------------------------------------------------------------------------


NINE MONTHS ENDED SEPTEMBER 30, 2003
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                1 299     1 367       1 014        1 069         274                        5 023
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA (b)                                 223       309         134          107          46          (62)           757
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization             (70)      (72)        (61)         (45)        (19)           (6)          (273)
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                           153       237          73           62          27          (68)            484
-----------------------------------------------------------------------------------------------------------------------------------
Financial income and expense, net                                                                      (97)           (97)
-----------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                                             (66)           (66)
-----------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                                                       (4)            (4)
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of change in
accounting principles, net of
tax (i)                                                                                                (16)           (16)
 ----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                                             301
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA MARGIN (c)                         17.2 %    22.6 %      13.2 %       10.0 %      16.8 %                       15.1 %
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME MARGIN (d)               11.7 %    17.3 %      17.2 %        5.8 %       9.8 %                        9.6 %
-----------------------------------------------------------------------------------------------------------------------------------


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EXCHANGE RATES OF PRINCIPAL CURRENCIES TO CHF (unaudited)
----------------------------------------------------------------------------

                                 Statement of income           Balance sheet
                                       average rates     end of period rates
                                ---------------------   --------------------

Nine months ended September 30,       2004     2003       2004      2003
--------------------------------------------------------------------------
1      U.S. dollar                    1.26     1.36       1.26      1.34
(USD)
--------------------------------------------------------------------------
1      British pound                  2.30     2.19       2.29      2.23
(GBP)
--------------------------------------------------------------------------
1      Euro                           1.55     1.51       1.55      1.54
(EUR)
--------------------------------------------------------------------------
100    Japanese yen                   1.16     1.15       1.13      1.20
(JPY)
--------------------------------------------------------------------------


Three months ended September 30,
--------------------------------------------------------------------------
1      U.S. dollar                    1.26     1.37       1.26      1.34
(USD)
--------------------------------------------------------------------------
1      British pound                  2.28     2.21       2.29      2.23
(GBP)
--------------------------------------------------------------------------
1      Euro                           1.53     1.54       1.55      1.54
(EUR)
--------------------------------------------------------------------------
100    Japanese yen                   1.14     1.17       1.13      1.20
(JPY)
--------------------------------------------------------------------------

NOTES TO NEWS RELEASE:

The Company expects to finalize by year-end 2004 the determination of the fair values of the assets acquired and liabilities assumed in connection with the acquisition of Raisio Chemicals Oy, including the amount of goodwill that will be recorded in connection with the acquisition. Consequently, these final values are expected to be reported in the Company's results for the year ending December 31, 2004.
(a) Amounts "in local currencies" or "currency adjusted" are determined by adjusting current period amounts reported in Swiss francs, which is the Company's reporting currency under U.S. GAAP (United States Generally Accepted Accounting Principles), using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. See also note (f).
(b) EBITDA for segments is calculated as operating income plus depreciation and amortization. For consolidated results, EBITDA is reconciled to net income (see the table on preceding page). See also note (f).
(c) EBITDA margin is EBITDA expressed as a percentage of net sales. See also note (f).
(d) Operating income margin is operating income expressed as a percentage of net sales.
(e) Free cash flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share. See also note (f).
(f) Amounts in local currencies, EBITDA and EBITDA margin derived therefrom, and free cash flow are non-U.S. GAAP financial measures, the use of which is discussed in the Company's Annual Report for the year ended December 31, 2003, as filed on Form 20-F with the U.S. Securities and Exchange Commission.
(g) The Company's provision for income taxes for the nine-month period ended September 30, 2004 has been reduced by CHF 15 million resulting from the release during the 2nd quarter of 2004 of a previously established reserve following settlement of certain outstanding tax matters. The Company's provision for income taxes for the three- and nine-month periods ended September 30, 2003 has been reduced by CHF 39 million resulting from the release of a previously established reserve following settlement of a dispute between Novartis and the Company.
(h) During the 3rd quarter of 2004, the Company released previously established reserves totaling CHF 28 million, net of income taxes, following the settlement of certain contingencies that existed in connection with the sale in 2000 of its Performance Polymers business.


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(i) Effective July 1, 2003, with the adoption of Financial Accounting
Standards Board Interpretation (FIN) No. 46, the Company began consolidating an entity from which it has leased a facility. In accordance with the provisions of FIN No. 46, the Company has recorded in its results of operations for the three- and nine-month periods ended September 30, 2003, the difference between the book values of the entity's assets and liabilities as of July 1, 2003, calculated as if the entity had been consolidated since the inception of the lease. The amount of this difference, net of income taxes, was CHF 16 million. (j) As was previously announced, the segment Home & Personal Care is being integrated into the Company's Plastic Additives and Water & Paper Treatment segments. In the Company's full-year results for the year ending December 31, 2004, the results of operations of the Home & Personal Care segment's business will be included in the new segment structure.


FORWARD-LOOKING STATEMENTS
Forward-looking statements and information contained in this News Release are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "will", "will continue", "should", "would be", "seek" or "anticipate" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.